EXHIBIT 99(b)

                          PRESS RELEASE

FOR IMMEDIATE RELEASE
MONDAY
MARCH 20, 1995
CONTACT PERSON:                    STACY DUCKETT
                                   CORPORATE COMMUNICATIONS
                                   501-688-8229

             MID-AMERICA DAIRYMEN TO PURCHASE RIGHTS
               TO "TCBY" TRADITIONAL STYLE YOGURT

LITTLE ROCK, AR - Monday, March 20 - TCBY ENTERPRISES, INC., (NYSE:TBY) TCBY Systems, Inc., a subsidiary of TCBY Enterprises, Inc., and Mid-America Dairymen Inc. announced today they have entered into an agreement whereby Mid-America Dairymen Inc. has acquired the rights for the exclusive manufacturing and distribution of the "TCBY" refrigerated yogurt products division throughout the United States. The terms of the agreement were not disclosed.

The "TCBY" refrigerated yogurt products consist of nonfat/no-sugar  added
and low fat  v    arieties of "TCBY"  Traditional Style  Yogurt and  the new
"TCBY" Twosome  refrigerated yogurt  with a  variety of  toppings on  the
side.    The   "TCBY"  Traditional  Style   Yogurt  products  have   been
manufactured by Mid-America Dairymen since these products were introduced into the market in 1991.

Estimated retail sales of the "TCBY" Traditional Style Yogurt products approximated $35 million in 1994. Frank D. Hickingbotham, Chairman of the Board and Chief Executive Officer of TCBY Enterprises, Inc., stated, "We are pleased to enter into this new strategic alliance with Mid-America Dairymen that will allow for the continuing placement and development of the "TCBY" brand in the refrigerated yogurt category of the retail grocery trade." Gary Hanman, Chief Executive Officer of Mid-America Dairymen Inc., stated, "We are excited to produce a high quality product under the "TCBY"R brand and look forward to the opportunity to expand the marketing and distribution of the "TCBY" Traditional Style Yogurt products."

TCBY Enterprises will continue to manufacture and distribute "TCBY" brand hardpack frozen yogurt products through the retail grocery trade. Recently the Company announced a major expansion at its manufacturing facility located in Dallas, Texas to accommodate the expected growth in this division.

TCBY Enterprises, Inc., through subsidiary companies, manufactures and sells soft serve frozen yogurt, hardpack frozen yogurt, novelty products,






custom foodservice vehicles, and markets foodservice equipment. TCBY is the largest franchisor, licensor and operator of frozen yogurt stores in the world.

Mid-America Dairymen Inc. is the nation's largest dairy marketing cooperative, with almost 18,000 dairy farm family members in 30 states. Last year Mid-America Dairymen had sales of more than $2.5 billion.


                               -30-